Filed Pursuant to Rule 424(b)(3)

Registration No. 333-163201

PROSPECTUS SUPPLEMENT NO. 3

(to Prospectus dated February 1, 2010)

UP TO 39,260,540 SHARES OF COMMON STOCK

$0.44 PER SHARE

This prospectus supplement supplements information contained in our prospectus dated February 1, 2010 (as subsequently amended or supplemented, the “Prospectus”).

This prospectus supplement includes our press release dated March 26, 2010 announcing that we have extended the deadline for the public offering portion of our rights offering to April 2, 2010.

These securities are not deposits, savings accounts or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve, the Oregon Department of Consumer and Business Services Division of Finance and Corporate Securities nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 26, 2010.

PREMIERWEST BANCORP ANNOUNCES EXTENSION OF COMMON STOCK PUBLIC OFFERING

MEDFORD, OR – March 26, 2010 – PremierWest Bancorp (NASDAQ: PRWT), parent company of PremierWest Bank, announced that it has extended the deadline for the public offering portion of its rights offering by two days to April 2, 2010. Through March 25, 2010, the Company has successfully raised approximately $26.3 million in additional capital, including the rights offering, through the sale of slightly more than 59,775,000 shares of common stock, or 73% of the total offering.

Jim Ford, PremierWest’s President and Chief Executive Officer, stated, “We are pleased with the reception we have experienced from both new and existing investors and wish to allow sufficient time for those wishing to participate to do so.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Offers may be made only by means of a prospectus and a related prospectus supplement. Copies of prospectuses with respect to the offering may be obtained from PremierWest Bancorp by submitting an email request to equityoffering@premierwestbank.com indicating the name and address to which the documents should be mailed or an email address to which the documents may be delivered electronically. Alternatively, interested investors may call 541-282-5134 to request the documents.

ABOUT PREMIERWEST BANCORP

PremierWest Bancorp (NASDAQ: PRWT) is a financial services holding company headquartered in Medford, Oregon, and operates primarily through its subsidiary PremierWest Bank. PremierWest Bank offers expanded banking-related services through two subsidiaries, Premier Finance Company and PremierWest Investment Services, Inc.